UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of
December 2011

Fibria Celulose S.A.

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

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(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

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(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

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(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-________.)

CNPJ/MF n.º 60.643.228/0001-21
NIRE 35.300.022.807
(a publicly held company)

MINUTES OF THE BOARD OF DIRECTORS’ ORDINARY MEETING
HELD ON DECEMBER 15th, 2011

Date, time and place: Held on December 15th, 2011, at 9:00a.m., at the Company’s headquarters located at Alameda Santos, No. 1357, 6th Floor, in the City of São Paulo, State of São Paulo.

Call notice: The call notice was waived, since all of the members of the Board of Directors in office were present.

Attendance:  All Board of Directors’ members in office were present: José Luciano Duarte Penido (Chairman of the Board´of Directors); Alexandre Gonçalves Silva; Alexandre Silva D’Ambrosio; Eduardo Rath Fingerl; João Carvalho de Miranda; José Armando de Figueiredo Campos; Raul Calfat; and Wang Wei Chang.

Presiding:                          José Luciano Duarte Penido – Chairman.
Claudia Elisete Rockenbach Leal – Secretary.

Agenda: (i) Assign the resignations of Armando Mariante Carvalho Junior, André Biazus and Wang Wei Chang from the duty of the Board of Director’s; (ii) appoint new Board of Directors’ members; (iii) assign the resignation of Finance Committee member and ratify its composition; (iv) in accordance with section 17 of the Company’s By-laws authorize the sale of a Company’s real estate properties; (v) approve the Company’s Finance Policies duly updated; and (vi) approve the Company’s budget for 2012.

Resolutions:  After discussion and analysis of the matters included on the agenda, the following resolutions were passed without reservations and/or qualifications, by the unanimous vote of the Directors:

(i)           Assign the resignation submitted on November 28th, 2011 by Mr. Armando Mariante Carvalho Junior, Brazilian Citizen, judicially divorced, engineer, bearer of ID card R.G. no. 002.195.513-3 Detran-RJ, and enrolled with the Individual Taxpayer’s Registry (“CPF/MF”) under no. 178.232.937-49, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with business  address at Av. Brigadeiro Faria Lima, 2277, 7th Floor, Jardim Paulistano, CEP 1452-000, from the duty of Board of Director’s member, to which he was elected under the terms set forth in the Minutes of the Ordinary General Meeting, held on April 28, 2011 and registered with the Trade Board of the State of São Paulo on May 9th, 2011, under no. 177.459/11-6.

Assign the resignation submitted on December 5th, 2011 by Mr. André Biazus, Brazilian Citizen, married, business administrator, bearer of ID card R.G. no. 09.875.062-3 of the IFP/RJ, enrolled with the Individual Taxpayer’s Registry (“CPF/MF”) under no. 362.655.190-34, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with  business address at Av. República do Chile, no. 100 (part), CEP 20031-170, from the duty of alternate member of the Board of Directors, to which he was elected under the terms set forth in the Minutes of the Ordinary General Meeting, held on April 28, 2011 and registered with the Trade Board of the State of São Paulo on May 9, 2011, under no. 177.459/11-6.

Besides, assign the resignation submitted on this date by Mr. Wang Wei Chang, naturalized Brazilian, married, electronic engineer, bearer of the ID card RG no. 3.730.889-0 and enrolled with the CPF/MF under no. 534.698.608-15, resident and domiciled in the City of São Paulo, State of São Paulo, with  business address at Rua Amauri no. 255 13th Floor, CEP 01448-000, as member of the Board of Directors, to which he was elected under the terms set forth in the Minutes of the Ordinary General Meeting, held on April 28, 2011 and registered with the Trade Board of the State of São Paulo on May 9, 2011, under no. 177.459/11-6. Mr. Wang Wei Chang will remain in office up to December 30th, 2011.

(ii)           Elect Mr. Carlos Augusto Lira Aguiar, Brazilian Citizen, married, engineer, bear of the ID card RG no. 11.044.512-9 of SSP/RJ, enrolled with the CPF/MF under no. 032.209.829-72, resident and domiciled in the City of São Paulo, State of São Paulo, with  business address at Alameda Santos, no. 1357, 6th Floor, CEP 01419-908, as sitting member of the Board of Directors, in order to replace Mr. Wang Wei Chang. The elected substitute shall complete the mandate of the former member and shall take office on January 2nd, 2012.

Elect Mr. Julio Cesar Maciel Ramundo, Brazilian Citizen, married, economist, bear of the ID card RG no. 069.791.523, from IFP/RJ, enrolled with the CPF/MF no. 003.592.857.32, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with business address at Av. República do Chile, no. 100 (part), CEP 20031-170 as a Board of Directors’ member to replace Mr. Armando Mariante Carvalho Junior. The elected substitute shall complete the mandate of the former member.

The meeting was adjourned in order to Mr. Julio Cesar Maciel Ramuno sign all and any documents necessary for him to take office. The new member was declared in office.

Elect Mrs. Laura Bedeschi Rego de Mattos, Brazilian Citizen, married, chemical engineer, bear of the ID card RG no. 25.348.940-4 from SSP/SP, enrolled with the CPF/MF under no. 253.585.728-64, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro with  business address at Av. República do Chile, no. 100 (part), CEP 20031-170 as alternate member of the Board of Directors, replacing Mr. André Biazus. The alternate member elected shall complete the mandate of the former member.

This Board of Directors also resolve that, from this date, Mr. Mario Antônio Bertoncini, elected by this Board of Directors, ad referendum the Shareholders Meeting, during the meeting held on October 3rd, 2011, registered with the Trade Board of the State of São Paulo on October 21st, 2011, under no. 420.010/11-7, to the duty of Mr. Alexandre Silva D’Ambrosio’s alternate member shall take office as Mr. João Carvalho de Miranda’s alternate member.

As per the above, this Board of Directors decide to elect Mr. Eduardo Borges de Andrade Filho, Brazilian Citizen, married, engineer, bear of the ID card RG no. M-743.497 and enrolled with the CPF/MF under no. 587.714.256-91, resident and domiciled in the city and State of São Paulo, with  business address at Rua Amauri, no. 255, 13rd Floor – Itaim Bibi, CEP 01448-000 to the duty of Mr. Alexandre Silva D´Ambrosio’s alternate member. The substitute elected shall complete the mandate of the former member.

The resolutions taken as per (ii) above, are taken "ad referendum" of the General Shareholders’ Meeting.

(iii)           Assign Mr. Wang Wei Chang resignation from its duties as member of the Finance Committee. Therefore, the Board of Directors ratify that the referred Committee is composed as follows:
João Carvalho Miranda;
Sergio José Suarez Pompeo;
Mario Antônio Bertoncini.

(iv)           Authorize the sale of a rural property, as well as all of the movable assets and livestock existing therein, called “Fazenda Horto São Félix”, located at Rodovia 262 Km 230, in the City of Ribas do Rio Pardo, State of Mato Grosso do Sul, with 2,500 (two thousand, five hundred) hectares of extension, registered at no. 287, to Corus Agroflorestal S.A., limited liability company, enrolled with CNPJ/MF under no. 07.182.823/0001-24, headquartered in the Municipality of Marau, State of Rio Grande do Sul, located at Avenida Julio Borella, no. 145, CEP 99150-000, for the total amount of R$ 6,000,000.00 (six million reais).

Approve the partial sale to Imetame Logística Ltda., limited liability company, enrolled with CNPJ/MF under no. 11.415.956/000-70, headquartered at Rodovia ES-010 North, Km 58, Barra do Riacho, in the Municipality of Aracruz, State of Espírito Santo, of the real estate property denominated “Bloco 1 Aracruz”, located at highway Aracruz x Barra do Riacho, in the Municipality of Aracruz, State of Espírito Santo, CEP 29197-900, registered under no. 13.182, with an area of 2 hectares  ,for the total amount of R$ 2,000,000.00 (two million reais).

Approve the partial sale to Transportadora Brasileira Gasoduto Bolivia-Brasil S.A., a company enrolled with CNPJ/MF under no. 01.891.441/0001-93, headquartered  at Praia do Flamengo, no. 200, 25th Floor, Bairro do Flamengo, in the City of Rio de Janeiro, State of Rio de Janeiro, of the rural property denominated “Barra do Moeda”, located at Rodovia MS 395, Km 20, Esquerda 08 Km, in the Municipality of Três Lagoas, State of Mato Grosso do Sul, registered under no. 47.281, related to the area of 3.8 acres, for the total amount of R$ 592,008.27 (five hundred  ninety two thousand, eight reais and twenty seven cents).

Fibria’s Board of Executive Officers, in accordance with its By-laws, is duly authorized to sign all and any documents necessary to execute the resolutions taken on (iii) above.

(v)           Approve, as recommended by the Company’s Finance Committee, the following policies effective as from this date:
(a)	Market Risk Management Policy;
(b)	Investment Management Policy;
(c)	Foreign Exchange Risk Management Policy;
(d)	Interest Rate Policy;
(e)	Pulp Price Risk Management Policy; and
(f) Counterparty and Issuer Management Policy.

(vi)           Approve the Company’s budget for 2012.

Closing:  There being nothing else to address, the meeting was closed and these minutes were transcribed, read, found to be accurate, approved and signed by all present.  Attendance: José Luciano Duarte Penido – Chairman of the Board of Directors and Chair of the Meeting; Alexandre Gonçalves Silva; Alexandre Silva D’Ambrosio; Eduardo Rath Fingerl; João Carvalho de Miranda; José Armando de Figueiredo Campos; Julio Cesar Maciel Ramundo; Raul Calfat; Wang Wei Chang; and Claudia Elisete Rockenbach Leal – Secretary.

São Paulo, December 15th, 2011.

True to the original.
Extracted from the document itself.

José Luciano Duarte Penido	Claudia Elisete Rockenbach Leal
Chairman	Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fibria Celulose S.A.

Date: December 19, 2011	By:	/s/ Joao Elek
	Name:	Joao Elek
	Title:	CFO and IRO